SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayers Roll 01.832.635/0001-18

Trade Board Roll 35.300.150.007

Authorized joint Stock Company – Brazilian Securities Commission Roll 016390

CALL NOTICE

GENERAL MEETING OF DEBENTURES’ HOLDERS

Rest called, Holders of Debentures of 1st Public Issue of 50,000 Debentures Nonconvertible in Stock, sole Series, Unsecured Type, of TAM S.A. (“Debentures” and “Issuer” or “Company”, respectively), in terms of the 8th Clause of the Public Deed of Debentures (“Public Deed”), to gather in a General Meeting of Debentures Holders, to be held on February 07, 2011, at 03:00 p.m., and on second call, if necessary, on February 15, 2011, at 11:00 a.m., in the Facilities of the Issuer, at Rua Ática 673, in the City of São Paulo, State of São Paulo, in order to deliberate in regard to the following agenda:

(i)                 Examine the Issuer’s proposal to authorize the Trustee not to declare the anticipated expiration in the closing of 2010 exercise, in the event of the Issuer not to perform the provisions of Clause 5, section 5.1.1, item (xiii), of the Public Deed, concerning the obligation to maintain, from the amortization period until the end of liquidation of all obligations arising from the Public Deed, a debt coverage rate not inferior to 130% (one hundred and thirty percent); and

(ii)                The results to be paid to the Debentures Holders appearing in the Public Deed, due to the amendment mentioned in item (i) above.

The Company informs that it is available to the Holders of Debentures, in the Company’s Social Headquarters, located at Avenida Jurandir 856, lote [lot] 4, 1º andar [1st Floor], in the City of São Paulo, State of São Paulo, in its Investors Relationship Website (www.tam.com.br/ri), as well as in the websites BM&FBOVESPA (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br): (i) the User Guide for Participation in General meetings, which comprehends other information regarding the matters to be examined and discussed.

General Instructions:

Pursuant to the terms of Clause 8, section 8.2.2 of the Public Deed, may take part in the herein called Meeting, all bearers of debentures, for “current debentures”, which are considered all debentures issued, except for those kept in Treasury by the Issued, the ones held by (i) companies controlled (directly or indirectly) by the Issuer; (ii) controlling companies (or control group) and/or companies colligated to the issuer; (iii) Issuer’s administrators  and/or Guarantor, including, but not limited, to persons direct or indirectly linked to any of the abovementioned persons; and (iv)

private pension exclusive fund sponsored by the Issuer and/or the Guarantor, as well as debentures held by directors, counselor and its relatives up to second degree.

Debentures Holders shall attend the meeting before the indicated time, for beginning of the Meeting, bearing the following documents:

•         Beyond of the identity card, the statement of the respective debenture account, opened in the name of each Holder, issued by the Depositing Institution;

•         If nor possible to attend the General meeting, the holder may be represented by a proxy, with specific powers for representation in the meeting, observed all legal conditions; and

•         Targeting to speed the process and ease the tasks of the meeting, the power of attorney may, at the criteria of the holder, be deposited in the Company’s Registered Office, preferentially, two (02) days prior to the date foreseen for the Meeting.

Eventual clarifications that may be necessary may be obtained in the Investors Relationship Website – www.tam.com.br/ri.

São Paulo, January 21, 2011.

__________________________________________________________

Líbano Miranda Barroso

Investors Relation Director

TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 20, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.